					Exhibit 12.1

GREAT PLAINS ENERGY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31
	2007	2006	2005	2004	2003	2002
	(thousands)
Income from continuing operations	$23,366	$127,630	$164,197	$175,271	$189,230	$136,194
Add
Minority interests in subsidiaries	-	-	7,805	(2,131)	(1,263)	-
Equity investment (income) loss	379	1,932	434	1,531	2,018	1,173
Income subtotal	23,745	129,562	172,436	174,671	189,985	137,367

Add
Taxes on income	11,064	47,822	39,462	55,391	78,263	51,023
Kansas City earnings tax	(16)	544	498	602	418	635
Total taxes on income	11,048	48,366	39,960	55,993	78,681	51,658

Interest on value of leased property	905	4,144	6,229	6,222	5,944	7,093
Interest on long-term debt	14,449	62,643	64,349	66,128	58,847	65,837
Interest on short-term debt	5,977	9,057	5,145	4,837	5,442	6,312
Mandatorily Redeemable Preferred
Securities	-	-	-	-	9,338	12,450
Other interest expense and amortization (a)	4,482	5,207	5,891	13,563	3,912	3,760

Total fixed charges	25,813	81,051	81,614	90,750	83,483	95,452

Earnings before taxes on
income and fixed charges	$60,606	$258,979	$294,010	$321,414	$352,149	$284,477

Ratio of earnings to fixed charges	2.35	3.20	3.60	3.54	4.22	2.98

(a) During the three months ended March 31, 2007, Great Plains Energy adopted FIN No. 48, "Accounting for Uncertainty in Income Taxes," and along with the adoption, elected to make an accounting policy change to recognize interest related to uncertain tax positions in interest expense.